[MILBANK LETTERHEAD]
November 4, 2005
Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
     Re: Form S-4 filed October 20, 2005 by Vector Group Ltd., File No. 333-129146.
Schedule TO-T filed October 20, 2005, as amended October 20, 2005 and
October 27, 2005, by Vector Group Ltd., File No. 005-30749.
Dear Mr. Duchovny:
     On behalf of Vector Group Ltd. (“Vector”) and VGR Holding Inc. (“VGR”), we write in response to the comments of the Office of Mergers and Acquisitions in the Division of Corporation Finance as set forth in the comment letter dated November 2, 2005. For your convenience, we have set forth the text of the Staff’s comments in italics, which are then followed by responses on behalf of Vector and VGR. We have also enclosed a Supplement which we intend to use to respond to the Staff’s comments requesting revised disclosure as well as to include other updating amendments. We have annotated the Supplement to indicate the specific Staff comments addressed.

Securities and Exchange Commission
November 4, 2005
Schedule TO-T
1.	We note the press release of September 27 relating to this offer. It is unclear why you have not filed the release in accordance with Rule 425. Please advise.
Response: Vector filed the press release issued on September 27, 2005 under Rule 425 on September 27, 2005. The Rule 425 filing was accepted by the Commission at 4:37 p.m. and the Accession Number is: 0000950144-05-009855.
Form S-4
Forward-Looking Information, page 23
2.	We note the disclaimer that you are under no obligation to update or revise any forward-looking statements to reflect any changes in your expectations or in events, conditions or circumstances on which any forward-looking statement is made. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.
Response: Vector and VGR note the Staff’s comment and confirm that neither Vector nor VGR will use this statement in future communications. Please see the revised disclosure in the attached Supplement, which addresses the Staff’s concern.
Opinion of Jefferies, page 29
3.	Expand to quantify the fees paid to Jefferies in connection with the transaction and in connection with the services Jefferies provided to Vector and New Valley during the last two years. See Item 1015(b)(4).
Response: Vector and VGR note the Staff’s comment. Please see the revised disclosure in the attached Supplement, which addresses the Staff’s concern.
The Offer
Extermination, Termination and Amendment, page 49
4.	You indicate that you will follow any extension, as promptly as practicable, with a public announcement. Please confirm that any announcement of an extension will comply with the requirements of Rule 14e-1(d) which requires that such

Securities and Exchange Commission
November 4, 2005
announcements be made by 9:00 a.m. eastern time on the next business day after the scheduled expiration date of the offer.
Response: Vector and VGR confirm that any announcement of an extension by Vector or VGR will comply with the requirements of Rule 14e-1(d), which requires that such announcements be made by 9:00 a.m. eastern time on the next business day after the scheduled expiration date of the offer.
Conditions of the Offer – Additional Conditions, page 58
5.	Refer to the last clause of the second bullet point in this section. Your ability to terminate the offer if you are not satisfied with the status of any ongoing litigation against you appears to render the offer illusory. Please revise this section accordingly or advise.
Response: Vector and VGR note the Staff’s comment. Please see the revised disclosure in the attached Supplement, which addresses the Staff’s concern.
6.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the third sub-bullet point under the first bullet point conditions the offer on whether the contemplated benefits the bidders may enjoy from the offer are adversely affected. Please revise to specify or generally describe the benefits of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered.
Response: Vector and VGR note the Staff’s comment. Please see the revised disclosure in the attached Supplement, which addresses the Staff’s concern.
7.	Refer to the first and fifth sub-bullet points under the sixth bullet point in this section. Given that your offer was commenced on October 20, 2005, tell us why your condition dates back to June 30, 2005. Are you unable to determine whether the actions described have not occurred between June 30 and October 20? Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please revise your disclosure to clarify whether the condition has already been triggered.

Securities and Exchange Commission
November 4, 2005
Response: Vector and VGR note the Staff’s comment. Please see the revised disclosure in the attached Supplement, which addresses the Staff’s concern.
8.	Refer to the last sentence in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidders must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
Response: Vector and VGR confirm that (i) depending on the materiality of the waived condition and the number of days remaining in the offer, Vector and VGR may be required to extend the offer and recirculate new disclosure to security holders; and (ii) Vector and VGR may not simply fail to assert a triggered offer condition and thus effectively waive such condition without officially doing so.
Where You Can Find More Information, page 74
9.	While we recognize that any documents you file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward-incorporation by reference. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.
Response: Vector and VGR confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4.
Annex A
10.	With respect to your disclosure in this section and in Annex B, please tell us why you need to qualify your disclosure “to the best of your knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Securities and Exchange Commission
November 4, 2005
Response: Vector and VGR note the Staff’s comment and will delete the qualifier. Please see the revised disclosure in the attached Supplement, which addresses the Staff’s concern.
Annex B
11.	Please provide the percentage of subject securities held by each person listed in this annex. See Item 1008(a) of Regulation M-A.
Response: Vector and VGR note the Staff’s comment. Please see the revised disclosure in the attached Supplement, which addresses the Staff’s concern.
Exhibits
12.	Please file a tax opinion. See Item 601(b)(8) of Regulation S-K. Further, revise the discussion of the tax consequences in the prospectus to state that it reflects the opinion of counsel.
Response: Vector and VGR note the Staff’s comment. Please see the revised disclosure in the attached Supplement, which addresses the Staff’s concern. However, we do not believe that a tax opinion is required to be filed. We note that the only provision of Item 601(b)(8) of Regulation S-K applicable to this Registration Statement on Form S-4 would require an opinion “where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing”. Neither Vector nor VGR makes any representation in the Registration Statement on Form S-4 as to the tax consequences of the exchange offer. Rather, Vector and VGR merely identify possible tax consequences to New Valley stockholders, without representing which tax consequence will occur.
Letter of Transmittal
13.	We note that only VGR Holding’s name appears at the top of the cover page of this letter, even though both Vector Group and VGR Holding are bidders. Please tell us why Vector Group’s name has not been included in the cover page of the letter of transmittal. We may have further comment.
Response: Vector’s name was not included on the cover page of the letter of transmittal because the exchange offer is being made by VGR, which will hold all of the New Valley common shares after the exchange offer. Vector also notes that it has signed both the Schedule TO-T and the Registration Statement on Form S-4, indicating Vector’s responsibility for the exchange offer.

Securities and Exchange Commission
November 4, 2005
14.	We note that beginning on page 3 of the Letter of Transmittal you require tendering security holders to certify that they ‘‘understand” the effect of the terms of the offer. The form improperly asks security holders to certify that they “understand” the terms of the offer. Please revise to delete that requirement. Alternatively, amend the form to include a legend in bold typeface that indicates the bidders do not view the certification made by security holders that they understand the offer materials as a waiver of liability and that the bidders promise not to assert that this provision constitutes a waiver of liability.
Response: Vector and VGR note the Staff’s comment and will delete the requirement that tendering security holders certify that they “understand” the effect of the terms of the exchange offer. Vector and VGR will revise such language accordingly when they file an amendment to the Schedule TO-T.
Closing Comments
     We have been authorized as attorneys for Vector and VGR to inform you that Vector and VGR acknowledge that:
•	they are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
* * *
     If you have any questions or comments relating to the foregoing, please contact me at (212) 530-5735 or, in my absence, Craig Gherman at (212) 530-5778 or David Schwartz at (212) 530-5260.
Very truly yours,

Roland Hlawaty

cc:	Richard J. Lampen Vector Group Ltd.